EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
FGX International Holdings Limited:
We consent to the use of our reports dated March 19, 2007, with respect to the consolidated balance sheets of FGX International Holdings Limited and subsidiaries as of December 31, 2005 and December 30, 2006, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006 and the related consolidated financial statement schedule, included herein and to the references to our firm under the headings “Summary Financial Information,” “Selected Historical Financial Data,” and “Experts” in the prospectus.

/s/ KPMG LLP

Providence, Rhode Island
March 19, 2007